FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of   July 2003

Commission File Number 333-7182-01


                                   CEZ, a.s.

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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ..... No X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________
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The following information was filed by CEZ, a.s. in the Czech language with the
Prague Stock Exchange as required by its rules and regulations:

        Preliminary Results of the Tender Offer in Respect of STE and ZCE
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On June 2, 2003, CEZ, a.s. made a mandatory tender offer to the holders of shares in Stredoceska energeticka, a. s. (STE) for the purchase price of CZK 2,033.00 per share and in Zapadoceska energetika, a. s., (ZCE) for the purchase price of CZK 6,179.30 per share.

By June 30, 2003, a notice of tender offer acceptance had been sent to the agent, Deutsche Bank, by 55% of STE offerees, holding a total of 814,822 shares in STE, and by 40% of ZCE offerees, holding a total of 180,728 shares in ZCE. Offers for the sale of 38,796 shares in ZCE and 450,445 shares in STE had been made through the RM-System.

As a result of the mandatory buy-out, CEZ will acquire a 13.7% shareholding in ZCE and a 39.4% shareholding in STE:

The tender offer has been accepted, for example, by Energie AG Oberoestereich, which holds 179,430 shares in ZCE, and by RWE, which holds 1,122,857 shares in STE.

Due to the ongoing share transfer settlement at the Securities Center and purchase price payment, the final results of the tender offer in respect of Stredoceska energeticka, a.s. and Zapadoceska energetika, a.s. will be known some time in August, i.e., after the expiration of 34 business days following the expiration of the binding period of the offers.


Agreement between CEZ and E.ON
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On the date hereof, CEZ and E.ON have signed an agreement regarding a set of transactions resulting in a swap of minority stakes in the Czech regional distribution companies. Under the agreement, CEZ will transfer to E.ON its shares in Jihomoravska energetika - JME (35.21%) and in Jihoceska energetika - JCE (34.01%), and E.ON will transfer to CEZ its shares in Zapadoceska energetika
- ZCE (34.4%) and in Vychodoceska energetika (41.7%).

The values of these stakes, determined on the basis of the acquisition prices for which CEZ acquired its shares in the regional distribution companies from the NPF, will be set off and the difference will be paid in cash after all the transactions have been settled.

At the same time, a call option has been signed in respect of the minority stakes held by E.ON in Severomoravska energetika (30.3%) and Severoceska energetika (5.9%). CEZ will be able to exercise this option as late as 2004 on the same price terms.

The steps described above, together with the mandatory buy-out with respect to ZCE and STE, will allow CEZ to acquire shareholdings in the four regional distribution companies (ZCE, STE, VCE and SME) in excess of 90%.


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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                          CEZ, a.s.

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                                                         (Registrant)

 Date: July 4, 2003


                                                      /s/ Libuse Latalova
                                                  By:_____________________
                                                         Libuse Latalova
                                                 Head of Finance Administration